SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                    FILED PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




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                             COVENANT BANCORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)



               New Jersey                                    22-3493913
     (State or Other Jurisdiction of
     Incorporation or Organization)                  (IRS Identification Number)


  18 Kings Highway West, Haddonfield, NJ                       08033
 (Address of Principal Executive Offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $5.00 per share
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                                (Title of Class)


              Series A Preferred Stock, par value $25.00 per share
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                                (Title of Class)


              Series B Preferred Stock, par value $25.00 per share
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                                (Title of Class)



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Item 1. General Information

     (a) The Registrant was organized on February 13, 1997 as a corporation under the laws of Pennsylvania.

     (b) The Registrant's fiscal year ends on December 31.


Item 2. Transaction of Succession

     (a) Covenant Bank (the "Bank") is the predecessor issuer which had securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     (b) On June 13, 1997, the Registrant completed the acquisition of all of the issued and outstanding capital stock of the Bank. Under the terms of the Plan of Acquisition by and between the Registrant and the Bank, holders of shares of common stock, par value $5.00 per share, Series A Preferred Stock, par value $25.00 per share, and Series B Preferred Stock, par value $25.00 per share, of the Bank received in exchange for each such share one share of common stock, par value $5.00 per share ('Registrant Common Stock"), Series A Preferred Stock, par value $25.00 per share ("Registrant Series A Preferred Stock"), and Series B Preferred Stock, par value $25.00 share ("Registrant Series B Preferred Stock"), of the Registrant, respectively. Thus, the Bank became a wholly-owned subsidiary of the Registrant and the shareholders of the Bank became the shareholders of the Registrant. The Registrant has thereby become the successor issuer to the Bank.

Item 3. Securities to be Registered

     The Certificate of Incorporation of the Registrant authorizes the issuance of up to 25,000,000 shares of Registrant Common Stock and up to 1,000,000 shares of series preferred stock of which 138,300 shares have been designated as Registrant Series A Preferred Stock and 161,700 shares have been designated as Registrant Series B Preferred Stock. As of the date hereof, there are outstanding 2,936,480 shares of Registrant Common Stock, 138,300 shares of Registrant Series A Preferred Stock and 161,700 shares of Registrant Series B Preferred Stock. None of such outstanding shares are held as of the date hereof by or for the account of the Registrant.

Item 4. Description of Registrant's Securities to be Registered.

     The description of the Registrant Common Stock, Registrant Series A Preferred Stock and Registrant Series B Preferred Stock is incorporated herein by reference to the Registrant's Registration Statement on Form S-4 (Commission File No. 333-23257).


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Item 5. Financial Statements and Exhibits.


     (a) Financial Statements.

         None.

     (b) Exhibits.

          2. Plan of Acquisition dated February 28, 1997, included as Annex A to the Proxy Statement-Prospectus set forth as Exhibit 99.1 hereto

          3.1. Certificate of Incorporation of the Registrant, incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-23257)

          3.2  Bylaws  of  the  Registrant,  incorporated  by  reference  to the
               Registrant's   Registration  Statement  on  Form  S-4  (File  No.
               333-23257)

          4.1  Forms of Common Stock Certificate

          4.2 Form of Series A Preferred Stock Certificate, incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-23257)

          4.3 Form of Series B Preferred Stock Certificate, incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-23257)

          10.1 Incentive  Stock  Option Plan,  incorporated  by reference to the
               Registrant's   Registration  Statement  on  Form  S-4  (File  No.
               333-23257)

          10.2 1996 Stock Option Plan for Employees and Non-Employee  Directors,
               incorporated  by  reference  to  the  Registrant's   Registration
               Statement on Form S-4 (File No. 333-23257)

          10.3 Employee Stock Purchase  Plan,  incorporated  by reference to the
               Registrant's   Registration  Statement  on  Form  S-4  (File  No.
               333-23257)

          21   Subsidiaries of the Registrant

          99.1 Proxy Statement-Prospectus of Covenant Bank and the Registrant


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                               COVENANT BANCORP, INC.


Date:    June 13, 1997                         By: /s/ Charles E. Sessa, Jr.
                                                   ----------------------------
                                                   Charles E. Sessa, Jr.
                                                   President


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